Filed by MAF Bancorp, Inc. pursuant to
                                      Rule 425 under the Securities Act of 1933.

                                         Subject Company: Fidelity Bancorp, Inc.
                                                   (Commission File No. 1-12753)

           THE FOLLOWING NEWS RELEASE WAS ISSUED ON JANUARY 29, 2003:

FOR IMMEDIATE RELEASE
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For:     MAF Bancorp, Inc.                Contacts:   Jerry A. Weberling, Chief
         55th Street & Holmes Avenue                   Financial Officer
         Clarendon Hills, IL 60514                    Michael J. Janssen, Senior
                                                       Vice President
         www.mafbancorp.com                           (630) 325-7300

          MAF BANCORP ANNOUNCES 20% INCREASE IN QUARTERLY CASH DIVIDEND

Clarendon Hills, Illinois, January 29, 2003 - MAF Bancorp, Inc. (MAFB), announced today that its Board of Directors has approved a 20% increase in the quarterly cash dividend. The dividend will increase to 18 cents per share from the current level of 15 cents per share. The next cash dividend will be paid on April 3, 2003 to shareholders of record on March 13, 2003. This is the Company's ninth increase in its cash dividend in the past eight years.

The Company recently reported quarterly earnings of $.85 per diluted share for the quarter ended December 31, 2002, up 10% from last year's fourth quarter results of $.77 per diluted share. Allen Koranda, Chairman and Chief Executive Officer of MAF Bancorp, said, "We had an excellent fourth quarter and record EPS results for calendar 2002. We expect continued earnings growth in 2003 and wanted our shareholders to share in the benefits of the Company's success through a higher dividend."

MAF Bancorp is the parent company of Mid America Bank, a federally chartered stock savings bank. The Bank operates a network of 34 retail banking offices primarily in Chicago and its western suburbs. The Company's common stock trades on the Nasdaq Stock Market under the symbol MAFB.

                           Forward-Looking Information
                           ---------------------------

Statements contained in this news release that are not historical facts constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended), which involve significant risks and uncertainties. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," "plan," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ from those predicted. The Company undertakes no obligation to update these forward-looking statements in the future. Factors which could have a material adverse effect on operations and could affect management's outlook or future prospects of the Company and its subsidiaries include, but are not limited to, difficulties in achieving anticipated cost savings related to the operation of the acquired banking offices of Fidelity Bancorp or higher than expected costs related to the Fidelity transaction, unanticipated changes in interest rates, deteriorating economic conditions which could result in increased delinquencies in MAFs or Fidelity's loan portfolio, legislative or regulatory developments, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of MAFs or Fidelity's loan or investment portfolios, demand for loan products, secondary mortgage market conditions, deposit flows, competition, demand for financial services and residential real estate in MAF's and Fidelity's market areas, unanticipated slowdowns in real estate lot sales or problems in closing pending real estate contracts, delays in real estate development projects, the possible short-term dilutive effect of other potential acquisitions, if any, and changes in accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

   NOTE: The following notice is included to meet certain legal requirements.
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MAF will be filing a registration statement containing a proxy statement/prospectus and other documents regarding the proposed transaction with Fidelity Bancorp, Inc. with the Securities and Exchange Commission. Fidelity shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about MAF and Fidelity, and the proposed transaction. When available, copies of this proxy statement/prospectus will be mailed to Fidelity shareholders, and it and other documents filed by MAF or Fidelity with the SEC may be obtained free of charge at the SEC's web site at http://www.sec.gov, or by directing a request to MAF at 55th Street & Holmes Avenue, Clarendon Hills, IL 60514 or Fidelity at 5455 West Belmont Avenue, Chicago, Illinois 60641.